Exhibit 99.1

Company announcement — No. 23 / 2019

Total number of shares and voting rights in Zealand Pharma at June 30, 2019

Copenhagen, June 28, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, in accordance with Section 10 of the Danish Statutory Order on Issuers’ Disclosure Obligations, announces the total number of shares and voting rights in the Company at the end of a calendar month during which there have been changes to its share capital.

In Company announcement No. 22/2019 of June 14, 2019, Zealand announced respectively an increase in its share capital relating to the exercise of employee warrants. Following the announcements, the table below lists the total number of shares and voting rights in Zealand at June 30, 2019:

Date	Number of shares (nominal value of DKK 1 each)	Share capital (nominal value in DKK)	Number of voting rights
June 30, 2019	31,814,790	31,814,790	31,814,790

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

Tel.: +45 50 60 36 36, e-mail: edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

Tel.: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.